EXHIBIT 7

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: March 29, 2024

IMAGINATION AERO INVESTMENT LIMITED

By:	/s/ Stephen Fitzpatrick
Name:	Stephen Fitzpatrick
Title:	Director

STEPHEN FITZPATRICK

By:	/s/ Stephen Fitzpatrick
Name:	Stephen Fitzpatrick